Exhibit 12.1

Roper Technologies, Inc.
Statement Regarding Computation of Ratios of Earnings to Fixed Charges
and to
Combined Fixed Charges and Preferred Stock Dividends
(All currency amounts are in millions)

	Year Ended December 31,			Six months ended June 30, 2018
	2015	2016	2017
Ratio of Earnings to Fixed Charges	11.1x	8.2x	6.0x	6.7x
Earnings Computation:
Income from continuing operations before income taxes	$1,002.3	$940.7	$1,034.7	$568.7
Add: Fixed Charges (1)	99.5	130.9	205.7	99.4
Equals: Earnings as defined	$1,101.8	$1,071.6	$1,240.4	$668.1
(1) Fixed Charges Computation:
Interest expense and amortization of debt issuance costs	$86.2	$113.6	$182.2	$87.4
Add: Estimated interest portion of rental expense charged to income (one-third of rent expense)	13.3	17.3	23.5	12.0
Add: Preference security dividend requirements of consolidated subsidiaries	—	—	—	—
Equals: Fixed Charges as defined	$99.5	$130.9	$205.7	$99.4
For purposes of calculating these ratios, earnings is the amount resulting from adding (a) earnings from continuing operations before income taxes and (b) fixed charges. Fixed charges for these purposes include (a) interest expense, (b) amortization of debt issuance costs, and (c) one-third of rental expense, which we consider to be a reasonable approximation of the interest factor included in rental expense. Currently, we have no shares of preferred stock outstanding and we have not paid any dividends on preferred stock in the periods presented. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are not different from the ratios of earnings to fixed charges.